Exhibit 1

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

SOSIN MASTER, LP

Sale of Common Stock	(105,000)	1.1411	08/18/2025
Sale of Common Stock	(105,000)	1.1227	08/19/2025

CSWR PARTNERS, LP

Sale of Common Stock	(95,000)	1.1411	08/18/2025
Sale of Common Stock	(95,000)	1.1227	08/19/2025